UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

RedCloud Holdings plc, a public limited company organized under the laws of England and Wales (“RedCloud”) is furnishing this Report on Form 6-K to provide its unaudited condensed consolidated financial statements as of June 30, 2025, and for the six months ended June 30, 2025 and 2024.

The unaudited condensed consolidated financial statements as of June 30, 2025, and for the six months ended June 30, 2025 and 2024, are attached to this Form 6-K as Exhibit 99.1.

Exhibit No.	Description
99.1	Unaudited condensed consolidated financial statements of RedCloud Holdings plc as of June 30, 2025 and for the six months ended June 30, 2025 and 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: December 11, 2025

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